                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                     TELESYSTEM INTERNATIONAL WIRELESS INC.
         ---------------------------------------------------------------
                                (Name of issuer)

                  Subordinated Voting Shares, without par value
         ---------------------------------------------------------------
                         (Title of class of securities)

                                    879946309
         ---------------------------------------------------------------
                                 (CUSIP number)

                        Highfields Capital Management LP
                          Attention: Kenneth H. Colburn
                              200 Clarendon Street
                                   51st Floor
                                Boston, MA 02116
                                 (617) 850-7570
         ---------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                February 6, 2002
         ---------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                       (Continued on the following pages)

                              (Page 1 of 15 Pages)

--------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 2 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Highfields Capital Management LP
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

                                                                        [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                           10,164,745 (891,039 upon conversion of the Units and
                           9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY            NONE
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON               10,164,745 (891,039 upon conversion of the Units and
       WITH                9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,164,745 (891,039 upon conversion of the Units and 9,273,706 upon the tender and take-up of the ESDs.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 3 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Highfields GP LLC
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

                                                                        [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                           10,164,745 (891,039 upon conversion of the Units and
                           9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY            NONE
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON               10,164,745 (891,039 upon conversion of the Units and
       WITH                9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,164,745 (891,039 upon conversion of the Units and 9,273,706 upon the tender and take-up of the ESDs.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 4 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Jonathon S. Jacobson
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

                                                                        [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                           10,164,745 (891,039 upon conversion of the Units and
                           9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY            NONE
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON               10,164,745 (891,039 upon conversion of the Units and
       WITH                9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,164,745 (891,039 upon conversion of the Units and 9,273,706 upon the tender and take-up of the ESDs.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 5 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Richard L. Grubman
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

                                                                        [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                           10,164,745 (891,039 upon conversion of the Units and
                           9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY            NONE
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON               10,164,745 (891,039 upon conversion of the Units and
       WITH                9,273,706 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,164,745 (891,039 upon conversion of the Units and 9,273,706 upon the tender and take-up of the ESDs.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.92%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 6 of 15 Pages
-------------------                                           ------------------

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Highfields Capital Ltd.
--------------------------------------------------------------------------------
                                                                  (a)      [ ]
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (b)      [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)

                                                                        [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------------------------------------------------------------------------------
                      5.   SOLE VOTING POWER

                           7,264,738 (637,234 upon conversion of the Units and
                           6,627,504 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
     NUMBER OF        6.   SHARED VOTING POWER
      SHARES
   BENEFICIALLY            NONE
     OWNED BY    ---------------------------------------------------------------
       EACH           7.   SOLE DISPOSITIVE POWER
     REPORTING
      PERSON               7,264,738 (637,234 upon conversion of the Units and
       WITH                6,627,504 upon the tender and take-up of the ESDs.)
                 ---------------------------------------------------------------
                      8.   SHARED DISPOSITIVE POWER

                           NONE
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,264,738 (637,234 upon conversion of the Units and 6,627,504 upon the tender and take-up of the ESDs.)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
     EXCLUDES CERTAIN SHARES*                                              [ ]
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          2.09% (calculated assuming only Highfields Capital Ltd. converted its
                 Units)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 7 of 15 Pages
-------------------                                           ------------------

     This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D, filed on January 17, 2002, as amended by Amendment No. 1 filed on February 4, 2002, and Amendment No. 2 filed on February 5, 2002 (the "Schedule 13D"). Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Schedule 13D.

     This filing of Amendment No. 3 is not, and should not deemed to be construed as, an admission that the Schedule 13D or that any amendment thereto is required to be filed.

Item 1  Security and Issuer.

     The information set forth in Item 1 of this Schedule 13D is hereby amended and restated to read in its entirety as follows:

     The securities to which this statement relates are the Subordinate Voting Shares, without par value (the "Shares"), of Telesystem International Wireless Inc., a company incorporated under the laws of Canada (the "Company"). The principal executive offices of the Company are located at 1000 de la Gauchetiere Street West, 16th Floor, Montreal, Quebec, H3B 4W5. The beneficial ownership of Shares by the Reporting Persons (as hereinafter defined) results from the Reporting Persons' ownership of Units and ESDs (each as defined below). One Unit is currently convertible into 0.2 Shares by the Reporting Persons and, prior to the events described in Item 4, each Cdn $1000 principal amount of ESDs was convertible into 9.18528421 Shares by the holder thereof upon maturity of the ESDs on February 15, 2002. However, due to certain events described in Item 4, alternative conversion ratios have been assumed in certain circumstance in determining beneficial ownership amounts in this Schedule 13D.

Item 3  Source and Amount of Funds or Other Consideration.

     The information set forth in Item 3 is hereby amended and restated to read in its entirety as follows:

     The aggregate purchase price of the 81,916 Shares owned by Highfields I by virtue of its ownership of 409,582 Units was $2,084,185, inclusive of brokerage commissions.

     Highfields I previously acquired Cdn$2,523,000 principal amount of ESDs for an aggregate purchase price of $553,392, inclusive of accrued interest. All such ESDs were tendered in the ESD Offer (as defined in Item 4 below) in exchange for the Share Option (as defined in Item 4). As a result of this tender, Highfields I beneficially owns 777,084 Shares offered in exchange for the ESDs plus 75,690 Shares in the form of exercisable warrants it received pursuant to the Share Option.

     The aggregate purchase price of the 171,889 Shares owned by Highfields II by virtue of its ownerships of 859,447 Units was $4,372,537, inclusive of brokerage commissions.

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 8 of 15 Pages
-------------------                                           ------------------

     Highfields II previously acquired Cdn$5,306,000 principal amount of ESDs for an aggregate purchase price of $1,169,771, inclusive of accrued interest. All such ESDs were tendered in the ESD Offer in exchange for the Share Option. As a result of this tender, Highfields II beneficially owns 1,634,248 Shares offered in exchange for the ESDs plus 159,180 Shares in the form of exercisable warrants it received pursuant to the Share Option.

     The aggregate purchase price of the 637,234 Shares owned by Highfields Ltd. by virtue of its ownership of 3,186,170 Units was $16,211,087, inclusive of brokerage commissions.

     Highfields Ltd. previously acquired Cdn$19,608,000 principal amount of ESDs for an aggregate purchase price of $4,300,691, inclusive of accrued interest. All such ESDs were tendered in the ESD Offer in exchange for the Share Option. As a result of this tender, Highfields Ltd. beneficially owns 6,039,264 Shares offered in exchange for the ESDs plus 588,240 Shares in the form of exercisable warrants it received pursuant to the Share Option.

     Each of Highfields I, Highfields II and Highfields Ltd. used its own assets to purchase such Units and ESDs, which may at any given time include funds borrowed in the ordinary course in their margin accounts.

Item 4  Purpose of Transaction.

     The information set forth in Item 4 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

     The Shares into which the Units and the warrants received in the Share Option may be converted that are reported in this filing, and the Shares which were issued in exchange for ESDs in the Share Option, were purchased and held in the ordinary course of business and for investment purposes only on behalf of the Funds, over which Highfields Capital Management has sole discretionary investment and voting power.

     Based on a review of publicly available information (the "Publicly Available Information"), including, without limitation, the Press Release of the Company dated November 29, 2001, a Schedule 13E-4F filed with the SEC on November 29, 2001 (as amended from time to time), a Form F-80 and Schedule 13E-4F filed with the SEC on December 11, 2001 (as amended from time to time), and Schedules 13D and 13G filed by participants in the restructuring of the Company (the "Restructuring") on December 10, 2001, December 11, 2001, December 18, 2001 and January 28, 2002, Highfields believed that the Restructuring is not in the best interests of the Company's securityholders, including holders of Units and ESDs. In particular, Highfields believed that the Restructuring and its constituent elements are oppressive and prejudicial to, and unfairly disregard the rights and interests of, Highfields and other independent holders of Units and ESDs, and confers upon certain insiders collateral benefits not available to others.

         On a number of occasions since November 29, 2001, representatives of Highfields met with management of the Company in person or by telephone to indicate its opposition to the

-------------------                                           ------------------
CUSIP No. 879946309                  13D                      Page 9 of 15 Pages
-------------------                                           ------------------

Restructuring. Furthermore, by letter dated December 20, 2001 (a copy of which has been previously attached as an exhibit to this Schedule 13D), Highfields notified the Company of its belief that, based on its understanding of the Restructuring as described in the Publicly Available Information, the Restructuring (including certain prior transactions disclosed between the Company and certain of its affiliates and/or selected securities holders) conferred improper benefits upon certain insiders and management to the detriment of holders of the Units and ESDs, and materially reduced the value of Shares, Units and ESDs held by members of the public, including Highfields. In this letter, Highfields also expressed its concern regarding the coercive nature of certain elements of the Restructuring.

     By letter dated January 15, 2002, to the Company (a copy of which has been previously attached as an exhibit to this Schedule 13D), Highfields expressed additional and further opposition to the Restructuring, and indicated that, in its opinion, the existing disclosure regarding the relationships and benefits of the Company's affiliates and certain insiders in connection with the Restructuring and the circumstances surrounding and the terms and provisions of the Company's convertible loan to ClearWave (the "ClearWave Loan") were not adequately disclosed in the Publicly Available Information. Highfields also informed the Company of its intention to immediately commence legal proceedings to enjoin aspects of the Restructuring.

     On January 16, 2002, Highfields delivered a letter (a copy of which has been previously attached as an exhibit to this Schedule 13D) to Computershare Trust Company of Canada, in its capacity as Unit Agent under the certain Unit Indenture dated January 15, 2001 governing the Units.

     On January 16, 2002, Highfields made an application to the Ontario Superior Court seeking to restrain the Company's bid for the Units (the "Unit Bid"). In its decision on February 2, 2002, the Court found that the Company had offered "illegal collateral benefits to certain of the Unit holders in order to lock up their Units and structured the bid to take advantage of the Deemed Exchange provisions of the Unit Indenture so as to make the Bid coercive against the other Unit holders, and by doing so in this way [the Company] has acted in a manner that is oppressive to the other Unit holders." As a result of the Court's finding, the Company was restrained from taking up and paying for any Units tendered pursuant to the Unit Bid other than the Units of the Caisse de depot et placement du Quebec, Telesystem Ltd. and Rogers Telecommunications (Quebec) Inc. (the "Committed Unit Holders"). Moreover, the deemed exchange provisions of the Unit Indenture were declared by the Court to be null and void.

     The Company has undertaken, and was directed by the Court, to allow any Unit holder other than the Committed Unit Holders who has tendered its Units on or before February 4, 2002 to withdraw such Units. A date will be fixed in compliance with applicable securities regulations for Unit holders other than the Committed Unit Holders to tender their Units pursuant to an amended bid providing to all Unit holders a pro rata share of the collateral benefits previously made available only to certain insiders. The steps to be taken by the Company will be after providing disclosure to be passed on by the securities commissions to the extent it is within their jurisdiction.

-------------------                                          -------------------
CUSIP No. 879946309                  13D                     Page 10 of 15 Pages
-------------------                                          -------------------

     Highfields believed that these developments and the terms of any new Unit Bid, as well as the response of the Unit holders to any such amended bid, were material to an assessment of the value of the consideration being offered to holders of the ESDs in the Restructuring (the "ESD Offer"). Accordingly, Highfields sought to cause the Company to modify its disclosure and extend the ESD Offer in order to allow holders the opportunity to consider this new information and to make an informed decision with respect to the ESD Offer.

     On February 4, 2002, Highfields tendered its ESDs in the ESD Offer. In connection with its tender, Highfields gave the Company notice of its reservation of all rights in connection with the tender. (A copy of the letter containing such notice has previously been attached as an exhibit to this
Schedule 13D.) In addition, on February 4, 2002, counsel to Highfields met with the Ontario Securities Commission with respect to the ESD Offer. Following that meeting, Highfields' counsel made application to the Ontario and Quebec Securities Commissions requesting that the Ontario and Quebec Securities Commissions require the Company to extend the ESD Offer and provide additional disclosure relating to the Court's findings with respect to the Unit Bid and the resulting effects on the Restructuring. (A copy of the letter to the Ontario and Quebec Securities Commissions has previously been attached as an exhibit to this
Schedule 13D.)

     On February 5, 2002, the Company issued a press release indicating in part, that (i) 97.3% of the ESDs tendered in the ESD Offer, (ii) CDN$122.4 million principle amount of ESDs opted to receive 308 Shares plus 30 warrants convertible into Shares for each CDN$1,000 tendered (the "Share Option"), (iii) CDN$22.7 million principle amount of ESDs opted to receive CDN$300 plus 109 warrants convertible into Shares for each CDN$1,000 tendered (the "Cash Option"), (iv) the Company had sent notice to the depositary to take up the tendered ESDs, and (v) the Company was taking up 25,255,678 Units under the Unit Bid as permitted by the Court. All of the calculations of beneficial ownership contained in this Schedule 13D assume the conversion into Shares of the Units and ESDs specifically disclosed in the February 5, 2002 press release as being taken up by the Company.

     On February 6, 2002, Highfields issued a press release, a copy of which is attached as an exhibit to this Schedule 13D, in the form of an open letter to the Canadian business community. This letter expressed Highfield's concern with, among other things, the process by which the ESD Offer was conducted and implored the Ontario and Quebec Securities Commissions to take immediate action. Highfields intends to publish the letter as advertisement in certain major Canadian general circulation newspapers on Thursday, February 7, 2002.

     Also on February 6, 2002, the Company issued a press release indicating it had completed certain transactions contemplated by the Restructuring, including, without limitation, (i) the conversion of $300 million in principal amount of 7.75% convertible debentures for approximately 154.5 million Shares and (ii) the conversion by Telesystem Ltd. of its multiple voting shares into 817,462 Shares. All of the calculations of beneficial ownership contained in this Schedule 13D assumes the issuance of Shares and warrants pursuant to such transactions.

-------------------                                          -------------------
CUSIP No. 879946309                  13D                     Page 11 of 15 Pages
-------------------                                          -------------------

     Highfields continues to believe that the Company structured the Restructuring in such a way, and has availed itself of certain Canadian statutory financial hardship exemptions, to avoid having to obtain any shareholder approval. Highfields continues to oppose the proposed Restructuring and is prepared to enforce and defend its rights as a holder of Units and ESDs to the fullest extent of the law.

     In addition to the foregoing, Highfields may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Company, and Highfields reserves the right, subject to applicable law, (i) to hold its Shares (whether in the form of Units or ESDs or otherwise) as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of Shares, Units and/or ESDs or otherwise), (ii) to acquire beneficial ownership of additional Shares, Units or ESDs in the open market, in privately negotiated transactions or otherwise,
(iii) to dispose of all or part of its holdings of Shares, Units or ESDs, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4. Highfields' decisions and actions with respect to such possibilities will depend upon a number of factors, including, but not limited to, the actions of the Company, market activity in the Shares, Units and ESDs, an evaluation of the Company and its prospects (including ClearWave and its prospects), general market and economic conditions, conditions specifically affecting Highfields and other factors which Highfields may deem relevant to its investment decisions.

     Except as set forth herein, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares, Units and ESDs. Except as set forth herein, no Reporting Person has any present plan or proposal that would result in or relate to any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5  Interest in Securities of Issuer.

     The information set forth in Item 5(a) and 5(b) is hereby amended and restated to read in its entirety as follows:

     (a) and (b) As of February 6, 2002, Highfields I, Highfields II and Highfields Ltd. owned beneficially 934,690, 1,965,317 and 7,264,738 Shares, respectively, representing approximately 0.27%, 0.57% and 2.09%, respectively, of the 346,334,679 Shares outstanding as reported in the Company's Publicly Available Information, including without limitation the Company's Schedule 13E-4F filed with the SEC on December 11, 2001, and assuming the conversion of tendered Units and ESDs that the Company indicated it was taking up in its press release of February 5, 2002 and the issuance of Shares pursuant to transactions cited in the Company's press release of February 6, 2002. In accordance with the rules governing determination of beneficial ownership, these percentages have been calculated assuming that only the respective entity has converted its Units and warrants to Shares.

-------------------                                          -------------------
CUSIP No. 879946309                  13D                     Page 12 of 15 Pages
-------------------                                          -------------------

     As of February 6, 2002, Highfields Capital Management in its capacity as investment manager of the Funds, had sole voting and dispositive power with respect to all 10,164,745 Shares owned beneficially by the Funds, representing approximately 2.93% of the 346,334,679 Shares outstanding as reported in the Publicly Available Information, and assuming the conversion of tendered Units and ESDs that the Company indicated it was taking up on its press release of February 5, 2002 and the issuance of Shares pursuant to transactions cited in the Company's press release of February 6, 2002 (assuming the conversion of all of the Units and warrants held by Highfields).

     As of February 6, 2002, Highfields GP, through its control of Highfields Capital Management, had sole voting and dispositive power with respect to all 10,164,745 Shares owned beneficially by Highfields Capital Management, representing approximately 2.93% of the 346,334,679 Shares outstanding as reported in the Publicly Available Information, and taking into account the conversion of tendered Units the Company indicated it was taking up on its press release of February 5, 2002 and the transactions cited in the Company's press release of February 6, 2002 (assuming the conversion of all of the Units held by Highfields).

     As of February 6, 2002, Mr. Grubman, in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 10,164,745 Shares owned beneficially by Highfields GP, representing approximately 2.93% of the 346,334,679 Shares outstanding as reported in the Publicly Available Information and assuming the conversion of tendered Units and ESDs that the Company indicated it was taking up on its press release of February 5, 2002 and the issuance of Shares pursuant to transactions cited in the Company's press release of February 6, 2002 (assuming the conversion of all of the Units and warrants held by Highfields).

     As of February 6, 2002, Mr. Jacobson , in his capacity of a Managing Member of Highfields GP and Portfolio Manager of Highfields Capital Management, had sole voting and dispositive power with respect to all 10,164,745 Shares owned beneficially by Highfields GP, representing approximately 2.93% of the 346,334,679 Shares outstanding as reported in the Publicly Available Information and assuming the conversion of tendered Units and ESDs that the Company indicated it was taking up on its press release of February 5, 2002 and the issuance of Shares pursuant to transactions cited in the Company's press release of February 6, 2002 (assuming the conversion of all of the Units and warrants held by Highfields).

Item 7  Material to be Filed as Exhibits.

     The following documents are filed as exhibits to this Schedule 13D.

     Exhibit 99.1 - Letter from Bennett Jones LLP, counsel to Highfields, to the Company dated December 20, 2001 (previously filed).

     Exhibit 99.2 - Letter from Goodwin Procter LLP, counsel to Highfields, to the Company, dated January 15, 2002 (previously filed).

-------------------                                          -------------------
CUSIP No. 879946309                  13D                     Page 13 of 15 Pages
-------------------                                          -------------------

     Exhibit 99.3 - Letter from Highfields to the Unit Agent dated January 16, 2002 (previously filed).

     Exhibit 99.4 - Letter from Highfields to the Company dated February 4, 2002 (previously filed)

     Exhibit 99.5 - Letter from Torys LLP, Canadian counsel to Highfields, to the Ontario and Quebec Securities Commissions dated February 4, 2002 (previously filed).

     Exhibit 99.6 - Press Release of Highfields, dated February 6, 2002 (filed herewith).

-------------------                                          -------------------
CUSIP No. 879946309                  13D                     Page 14 of 15 Pages
-------------------                                          -------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date:    February 7, 2002             HIGHFIELDS CAPITAL MANAGEMENT LP
         ----------------

                                      By: Highfields GP LLC, its General Partner

                                      /s/ Kenneth H. Colburn
                                      ------------------------------
                                                Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      ----------------------------------------
                                                Name/Title

                                      HIGHFIELDS GP LLC

                                      /s/ Kenneth H. Colburn
                                      ------------------------------
                                                Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      ----------------------------------------
                                                Name/Title

                                      JONATHON S. JACOBSON

                                      /s/ Kenneth H. Colburn
                                      ------------------------------
                                                Signature

                                      Kenneth H. Colburn, Attorney-in-fact
                                      ------------------------------------
                                                Name/Title

                                      RICHARD L. GRUBMAN

                                      /s/ Kenneth H. Colburn
                                      -------------------------------
                                                Signature

                                      Kenneth H. Colburn, Attorney-in-fact
                                      ------------------------------------
                                                Name/Title

-------------------                                          -------------------
CUSIP No. 879946309                  13D                     Page 15 of 15 Pages
-------------------                                          -------------------

                                      HIGHFIELDS CAPITAL LTD,

                                      By: Highfields Capital Management LP,
                                            its Investment Manager and
                                            Attorney-in-fact

                                      By: Highfields GP LLC, its General Partner

                                      /s/ Kenneth H. Colburn
                                      --------------------------------
                                               Signature

                                      Kenneth H. Colburn, Authorized Signatory
                                      ----------------------------------------
                                               Name/Title